SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                                OpenTV Corp.

                              (Name of Issuer)


                   Class A Ordinary Shares, no par value
                       (Title of Class of Securities)


                                 G6754310
                              (CUSIP Number)


                            October 24, 2000

          (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ] Rule 13d-1(b)
         [ X ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G6754310


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Motorola, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
     (b)


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.   SOLE VOTING POWER

     3,988,052


6.   SHARED VOTING POWER

     0


7.   SOLE DISPOSITIVE POWER

     3,988,052


8.   SHARED DISPOSITIVE POWER


     0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,988,052


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.0%


12.  TYPE OF REPORTING PERSON

     CO


SCHEDULE 13-G


Item 1(A)    Name of Issuer:

             OpenTV Corp. ("OpenTV")


Item 1(B)    Address of Issuer's Principal Executive Offices

             401 East Middlefield Road
             Mountain View, CA  94043


Item 2(a)    Name of Person Filing:

             Motorola, Inc. ("Motorola")


Item 2(b)   Address of Principal Business Office, or, if none, Residence:

            1303 East Algonquin Road
            Schaumburg, IL  60196


Item 2(c)   Citizenship

            Delaware Corporation


Item 2(d)   Title of Class of Securities:

            Class A Ordinary Shares


Item 2(e)   CUSIP Number:

            G6754310


Item 3      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2
            (b) or (c), check whether the person filing is a:

            Not applicable.


Item 4      Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).

Item 4(a)   Amount Beneficially Owned:

            3,988,052  (Footnotes  1 and 2)


Item 4(b)   Percent of Class:

            12.0%      (Footnotes  2 and 3)


Item 4(c)   Number of Shares as to which the Person has:

(i)         Sole Power to vote or to direct the vote:

            3,988,052

(ii)        Shared Power to Vote or to Direct the Vote:

            0    (Footnote  2)

(iii)       Sole Power to Dispose or to Direct the Disposition of:

            3,988,052

(iv)        Shared Power to Dispose or to Direct the Disposition of:

            0    (Footnote  2)

Footnote 1    Includes 1,144,290 Class A Ordinary Shares of OpenTV that are subject to exercisable warrants. Motorola also holds warrants to purchase and additional 512,680 Class A Ordinary
              Shares of OpenTV which are currently not exercisable.

              Also included in these numbers are 121,596 Class B Ordinary Shares of OpenTV. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a share for share basis.

Footnote 2    Solely as a result of an Investors Rights Agreement dated as of October 23, 1999 ("Investors' Rights Agreement") among MIH
              Limited (indirectly through its subsidiary OTV Holdings
              Limited)("MIH"), Sun Microsystems, Inc. (indirectly through its subsidiary Sun TSI Subsidiary, Inc.)("SMI"), Time Warner,
              Inc. (indirectly through its subsidiary TWI-OTV Holdings,
              Inc.) ("Time Warner"), Liberty Digital, Inc. (indirectly through its subsidiary LDIG OTV, Inc.)("Liberty Digital"),
              Motorola (through its subsidiary General Instrument
              Corporation) and American Online, Inc. that includes provisions relating to the voting and disposition of their shares in certain circumstances, Motorola may be deemed the beneficial owner of shares beneficially owned by MIH, SMI, Time Warner, Liberty Digital and America Online, Inc.
              Motorola disclaims beneficial ownership of the shares covered by the Investors' Rights Agreement and beneficially owned by MIH, SMI, Liberty Digital, America Online, Inc., and Time
              Warner.

Footnote 3    Calculated pursuant to Rule 13d-3(d).


Item 5        Ownership of five percent or less of a class:

              Not Applicable


Item 6 Ownership of more than five percent on behalf of another person:

              Not Applicable


Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

              Not Applicable


Item 8        Identification and classification of members of the group:

              Not Applicable


Item 9        Notices of dissolution of group:

              Not Applicable

Item 10       Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      October 31, 2000       MOTOROLA, INC.

                                  By:         /s/ Carl F. Koenemann
                                  Name:       Carl F. Koenemann
                                  Title:      Executive Vice President
                                              and Chief Financial Officer